                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                HSB GROUP, INC.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   40428N109
                                 (CUSIP Number)

                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                               New York, NY 10270
                                 (212) 770-5123
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                August 17, 2000
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO. 40428N109
--------------------


---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American International Group, Inc.
         I.R.S. Identification No. 13-2592361
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of Delaware

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                5,777,272
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 359,950
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  5,777,272
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           359,950
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         6,137,222
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.1%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO, HC

---------------------------------------------------------------

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CUSIP NO. 40428N109
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---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American Home Assurance Company
         I.R.S. Identification No. 13-5124990
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of New York

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 358,700
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           358,700
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         358,700
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.2%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IC, CO

---------------------------------------------------------------

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CUSIP NO. 40428N109
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---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Insurance Company of the State of Pennsylvania I.R.S. Identification No. 13-5540698
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of Pennsylvania

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 650
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           650
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         650
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .002%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IC, CO
---------------------------------------------------------------

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CUSIP NO. 40428N109
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---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commerce and Industry Insurance Company
         I.R.S. Identification No. 13-1938623
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of New York

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 600
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           600
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         600
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .002%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IC, CO
---------------------------------------------------------------

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CUSIP NO. 40428N109
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---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AIG Global Investment Corp.
         I.R.S. Identification No. 06-0178320
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         00
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of New Jersey

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 359,950
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           359,950
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         359,950
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.24%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IA, CO

---------------------------------------------------------------

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CUSIP NO. 40428N109
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ITEM 1.  SECURITY AND ISSUER

                  This Statement on Schedule 13D relates to the shares of Common Stock, no par value per share (the "Shares"), of HSB Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 5024, One State Street, Hartford, Connecticut 06102-5024.


ITEM 2.  IDENTITY AND BACKGROUND

                  (a)-(c) and (f). This Statement is filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly-owned subsidiaries: (i) American Home Assurance Company, a New York corporation ("American Home"), (ii) The Insurance Company of the State of Pennsylvania, a Pennsylvania corporation ("ISOP"), (iii) Commerce and Industry Insurance Company, a New York corporation ("Commerce and Industry"), and (iv) AIG Global Investment Corp., a New Jersey corporation ("Global Investment"), which acts as an investment adviser to American Home, ISOP and Commerce and Industry. The principal executive offices of each of AIG, American Home, ISOP and Commerce and Industry are located at 70 Pine Street, New York, New York 10270, and the principal executive offices of Global Investment are located at 175 Water Street, New York, New York 10038. AIG is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG's primary activities include both general and life insurance operations. Other significant activities include financial services and asset management.

                  Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 13.70%, 2.81% and 2.04%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The names of the directors and executive officers ("Covered Persons") of AIG, American Home, ISOP, Commerce and Industry, Global Investment, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Annex A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Milton and Tse who are British subjects, Mr. Danielsson who is a Swedish citzen, Mr. Sakai who is a Japanese citizen and Messrs. Cohen and McMillan who are Canadian citizens.

                  (d) and (e). During the last five years, none of AIG, American Home, ISOP, Commerce and Industry, Global Investment, SICO, The
Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations

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CUSIP NO. 40428N109
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of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


                  Global Investment acts as an investment adviser to American Home. American Home currently owns 358,700 Shares purchased through open market transactions on the New York Stock Exchange. American Home used available working capital to purchase such Shares.

                  Global Investment acts as an investment adviser to ISOP. ISOP currently owns 650 Shares purchased through open market transactions on the New York Stock Exchange. ISOP used available working capital to purchase such Shares.

                  Global Investment acts as an investment adviser to Commerce and Industry. Commerce and Industry currently owns 600 Shares purchased through open market transactions on the New York Stock Exchange. Commerce and Industry used available working capital to purchase such Shares.

                  As described in the response to Item 4 (which response is incorporated herein by reference), the remaining Shares to which this Statement on Schedule 13D relates have not been purchased by AIG. In connection with and as a condition to AIG and the Issuer entering into the Merger Agreement (as defined below), AIG and the Issuer have entered into a stock option agreement (the "Stock Option Agreement") under which the Issuer has granted AIG an option to purchase a number of newly issued Shares equal to approximately 19.9% of the outstanding number of Shares, exercisable upon the occurrence of certain events.

ITEM 4.  PURPOSE OF TRANSACTION

                  On August 17, 2000, the Issuer, AIG and Engine Acquisition Corporation, a wholly-owned subsidiary of AIG ("EAC"), entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that, subject to the satisfaction of the terms and conditions therein, the Issuer will merge (the "Merger") with and into EAC. The separate existence of the Issuer will cease upon consummation of the Merger, EAC will be the surviving corporation in the Merger and will be renamed "HSB Group, Inc." following the Merger.

                  Holders of Shares will receive a portion of a share of common stock, par value $2.50 per share, of AIG (the "AIG Common Stock"), or, at the option of AIG, in certain circumstances set forth in the Merger Agreement, a portion of a share of AIG Common Stock and cash, with a value equal to $41.00 (as determined based on the average of the closing prices per share of AIG Common Stock on the New York Stock Exchange for the ten consecutive trading days ending on the fifth trading day prior to the date that the Merger is consummated) in exchange for each Share.

                                       8
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CUSIP NO. 40428N109
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                  In connection with the Merger, AIG and the Issuer have entered into the Stock Option Agreement pursuant to which the Issuer has granted AIG an option to purchase, subject to the terms of the Stock Option Agreement, up to 5,777,272 Shares at a price per share in cash equal to $41; provided, however, that the number of Shares for which such option is exercisable will not exceed 19.9% of the Shares issued and outstanding at the time of exercise. The number of Shares purchasable upon exercise of the option and the option price are subject to adjustment as set forth in the Stock Option Agreement. AIG's right to exercise its option under the Stock Option Agreement is subject to the occurrence of various triggering events and the receipt of insurance and other required regulatory approvals.

                  The purpose of the Stock Option Agreement is to enable AIG to consummate the transactions contemplated under the Merger Agreement. The Stock Option Agreement also may make it more difficult and expensive for the Issuer to consummate a business combination with a party other than AIG.

                  Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, but not limited to, approval of the Merger by the holders of at least a majority of the outstanding Shares and certain regulatory approvals and conditions. The Merger Agreement contains certain customary restrictions on the conduct of the business of the Issuer pending the Merger, including restrictions relating to the capital stock of the Issuer. Pursuant to the Merger Agreement, the Issuer has agreed, among other things, that, after the date of the Merger Agreement and prior to the consummation of the Merger, it will not make, declare, or pay any dividend or make any other distribution with respect to any shares of capital stock, other than regular quarterly cash dividends paid by the Issuer not in excess of $0.44 per Share per quarter.

                 The Merger Agreement and the Stock Option Agreement are attached as Exhibits B and C hereto and are incorporated herein by reference in their entirety. The foregoing summary of the Merger Agreement and the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

                  Upon consummation of the Merger, the Shares would cease to be listed on the New York Stock Exchange and would become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Except as contemplated by the Merger Agreement and the Stock Option Agreement or as otherwise set forth in this Item 4, AIG has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the



                                       9
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CUSIP NO. 40428N109
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present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares to cease to be listed on the New York Stock Exchange; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph involving the Shares.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

                  (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this
Schedule 13D and is based upon the number of outstanding Shares as of August 16, 2000 as represented by the Issuer in the Merger Agreement.

                  5,777,272 Shares are subject to the Stock Option Agreement which represents approximately 19.9% of the outstanding Shares (based upon the Shares outstanding as of August 16, 2000 as represented by the Issuer in the Merger Agreement). The number of Shares purchasable upon exercise of the option under the Stock Option Agreement is subject to adjustment as set forth in the Stock Option Agreement.

                  (c). American Home purchased 100 Shares on June 21, 2000 at a price per Share of $31.0925 and sold 750 Shares on August 15, 2000 at a price per Share of $38.5987. Such transactions were effected in open market transactions on the New York Stock Exchange.

                  ISOP sold 750 Shares on August 15, 2000 at a price per Share of $38.5987. Such sale was effected in open market transactions on the New York Stock Exchange.

                  Other than such transactions and the Merger Agreement and the Stock Option Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there have been no transactions in Shares by AIG, or, to the best knowledge of AIG, by any of American Home, ISOP, Commerce and Industry, Global Investment, SICO, The Starr Foundation or Starr, nor any of the Covered Persons, during the past 60 days.

                  (d). None.

                  (e). Not applicable.

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CUSIP NO. 40428N109
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

                  Other than the Merger Agreement and the Stock Option Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between AIG and any other person, or, to the best knowledge of AIG, among any of American Home, ISOP, Commerce and Industry, Global Investment, SICO, The Starr Foundation, Starr or any of the Covered Persons and any other person, with respect to the Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A         Agreement of Joint Filing by and among American
                           International Group, Inc., American Home Assurance
                           Company, The Insurance Company of The State of
                           Pennsylvania, Commerce and Industry Insurance Company and AIG Global Investment Corp., dated as of August 21, 2000.

         Exhibit B         Agreement and Plan of Merger, dated as of August
                           17, 2000, among the Issuer, AIG and EAC.

         Exhibit C         Stock Option Agreement, dated as of August 17,
                           2000, between the Issuer and AIG.

         Annex A List of Directors and Executive Officers of American International Group, Inc., American Home Assurance Company, The Insurance Company of The State of Pennsylvania, Commerce and Industry Insurance Company, AIG Global Investment Corp., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.




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CUSIP NO. 40428N109
----------------------



                           SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 25, 2000

                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ Kathleen E. Shannon
                                               -----------------------------
                                               Name:  Kathleen E. Shannon
                                               Title: Vice President and
                                                      Secretary


                                            AMERICAN HOME ASSURANCE COMPANY

                                            By: /s/ Edward E. Matthews
                                               -----------------------------
                                               Name:  Edward E. Matthews
                                               Title: Senior Vice President


                                            THE INSURANCE COMPANY OF THE STATE
                                            OF PENNSYLVANIA

                                            By: /s/ Edward E. Matthews
                                               -----------------------------
                                               Name:  Edward E. Matthews
                                               Title: Senior Vice President


                                            COMMERCE AND INDUSTRY INSURANCE
                                            COMPANY

                                            By: /s/ Edward E. Matthews
                                               -----------------------------
                                               Name:  Edward E. Matthews
                                               Title: Senior Vice President


                                            AIG GLOBAL INVESTMENT CORP.

                                            By: /s/ Win J. Neuger
                                               -----------------------------
                                               Name:  Win J. Neuger
                                               Title: Chairman and Chief
                                                      Executive Officer


                                       12